SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

F-STAR THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

30315R 107

(CUSIP Number)

Hans Bosman

Chief Financial Officer

Aescap Venture

Barbara Strozzilaan 101, 1083 HN

Amsterdam, The Netherlands

Tel: +31 20 570 29 45

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30315R 107	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Coöperatieve Aescap Venture I U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%*
14.	Type of Reporting Person (See Instructions) FI

*              Based on 19,365,931 shares of Common Stock (as defined below) outstanding as of May 12, 2021, as reported in the Company’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission May 17, 2021.

CUSIP No. 30315R 107	13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aescap Venture Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%*
14.	Type of Reporting Person (See Instructions) FI

*              Based on 19,365,931 shares of Common Stock (as defined below) outstanding as of May 12, 2021, as reported in the Company’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission May 17, 2021.

CUSIP No. 30315R 107	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Johan Hendrik Krol
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%*
14.	Type of Reporting Person (See Instructions) IN

*              Based on 19,365,931 shares of Common Stock (as defined below) outstanding as of May 12, 2021, as reported in the Company’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission May 17, 2021.

CUSIP No. 30315R 107	13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johan Gerhard Bosman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%*
14.	Type of Reporting Person (See Instructions) IN

*              Based on 19,365,931 shares of Common Stock (as defined below) outstanding as of May 12, 2021, as reported in the Company’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission May 17, 2021.

CUSIP No. 30315R 107	13D	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michiel Alexander de Haan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%*
14.	Type of Reporting Person (See Instructions) IN

*              Based on 19,365,931 shares of Common Stock (as defined below) outstanding as of May 12, 2021, as reported in the Company’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission May 17, 2021.

CUSIP No. 30315R 107	13D	Page 7 of 9

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 3, 2020 (the “Original Schedule 13D”) relating to the Common Stock, par value $0.0001 per share (the “Common Stock”) of F-star Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is Eddeva B920, Babraham Research Campus, Cambridge, CB22 3AT UK. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect.

On May 17, 2021, the Issuer filed its Quarterly Report on Form 10-Q for the period ended March 31, 2021, disclosing, among other things, that the number of outstanding shares of Common Stock as of May 12, 2021 totaled 19,365,931. As a result, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock, based on the number of shares reported by the Issuer. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows.

(a) and (b) As of May 26, 2021, the Fund beneficially owned and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 3.1% of the 19,365,931 shares of common stock issued and outstanding as of May 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 17, 2021.

As of May 26, 2021, Management, by virtue of its position as manager of the Fund, may be deemed to beneficially own and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 3.1% of the 19,365,931 shares of common stock issued and outstanding as of May 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 17, 2021.

As of May 26, 2021, each of Krol, Bosman and de Haan, by virtue of their position as managers of Management, may be deemed to beneficially own and had shared voting and dispositive power with respect to 615,643 Shares, representing approximately 3.1% of the 19,365,931  shares of common stock issued and outstanding as of May 12, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 17, 2021.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d) Not applicable.

(e) May 12, 2021.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1                              Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. 30315R 107	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2021

Coöperatieve Aescap Venture I U.A.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Aescap Venture Management B.V., represented by Patrick Krol and Hans Bosman
Title: Managing Directors

Aescap Venture Management B.V.

By:	/s/Patrick Krol | /s/Hans Bosman
Name: Patrick Krol and Hans Bosman
Title: Managing Directors

Patrick Johan Hendrik Krol

By:	/s/Patrick Johan Hendrik Krol

Johan Gerhard Bosman

By:	/s/Johan Gerhard Bosman

Michiel Alexander de Haan

By:	/s/Michiel Alexander de Haan

CUSIP No. 30315R 107	13D	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement.